SUITE 2000 • 1600 WEST END AVENUE • NASHVILLE, TENNESSEE 37203 • 615.726.5600 • bakerdonelson.com

Tonya Mitchem Grindon, Shareholder
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com

November 3, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Conlon Danberg

Re:	SEP Acquisition Corp.
Registration Statement on Form S-4
Filed September 22, 2023
File No. 333-274653

To whom it may concern:

This letter is provided on behalf of SEP Acquisition Corp. (sometimes referred to herein as the “Company,” “SEPA,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 19, 2023, to Mr. R. Andrew White regarding the above-referenced Registration Statement on Form S-4 (“Form S-4”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Form S-4.

Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the above-referenced Form S-4 (“Amendment No. 1”) with the Commission in response to the Staff’s comments and to reflect certain other changes.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the comment letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the comment letter.

Registration Statement on Form S-4, filed September 22, 2023
Market and Industry Data, page 5

Comment:

1.
We note your statement that “[a]lthough both SEPA and SANUWAVE believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein.” It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 1 to remove this statement.

Questions and Answers About the SEPA Stockholder Proposals

Q. Why am I receiving this proxy statement/prospectus?, page 7

Comment:

2.
We note your disclosure that the NTA Proposal would “remove from the Current Charter the redemption limitation contained under Section 9.2(a) of the Current Charter preventing SEPA from redeeming shares of its Class A Common Stock, if it would have less than $5,000,001 of net tangible assets,” and that “because they are cross-conditioned on each other, the NTA Proposal will be approved and adopted only if the Business Combination Proposal is approved.” We also note your disclosure on page 83 that “[b]ecause the Class A Common Stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, SEPA is presenting the NTA Proposal to facilitate the consummation of the Business Combination.” Please specify which other provisions of Rule 3a51-1 you believe would apply. To the extent you would be relying on the fact that securities of the Combined Company are or will be listed on a national securities exchange, please note that if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the Business Combination or the Business Combination’s closing.

Response:

The Company advises the Staff that the Class A Common Stock will not be deemed a “penny stock” under Rule 3a51-1 of the Securities Exchange Act of 1934 because (i) if approved, the NTA Amendment removing the redemption limitation will become effective immediately prior to the consummation of the Business Combination, and (ii) following the Closing of the Business Combination, the Class A Common Stock of the Combined Company will meet the relevant standards pursuant to applicable provisions of Rule 3a51-1 under the Exchange Act, such as subsection (g)(2), because SANUWAVE’s average revenue has exceeded $6 million for the last three years. Specifically, SANUWAVE’s three-year average revenue over the last three fiscal years is approximately $11.2 million (approximately $4.1 million in 2020, $13.0 million in 2021, and $16.7 million in 2022). Further, SANUWAVE’s revenue for the six months ended June 30, 2023 was approximately $8.5 million, meaning SANUWAVE’s annual revenue will also exceed $6 million for the fiscal year ending December 31, 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 7 and 85 of Amendment No. 1 to explain why following the Closing of the Business Combination the Class A Common Stock would not be deemed a “penny stock” and has added a risk factor on page 62 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 3, 2023
Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 9

Comment:

3.
We note that the outstanding in-the-money warrants and options of SANUWAVE will be converted into warrants and options for shares of Class A common stock based on the Conversion Ratio. However, your disclosure notes that the out-of-the-money warrants and options of SANUWAVE will be converted “subject to certain adjustments that are described in the Merger Agreement” and will not be reserved for issuance from the Merger Consideration. Please quantify the total number of out-of-the-money warrants and options that are expected to be outstanding after the Closing when noting the potential for additional dilution along with any material assumptions. Please also briefly describe the adjustments to be made under the Merger Agreement and if such adjustments are expected to materially change the aggregate number of shares underlying such out-of-the-money options and warrants. In this regard, we note that while the exercise of 80% or more of the SANUWAVE Warrants (measured by number of shares of SANUWAVE Common Stock into which such SANUWAVE Warrants may be exercised) is a condition to the closing of the merger, your disclosure on page 217 states that your PIPE Warrants are currently exercisable to purchase an aggregate of 1.07 billion shares of SANUWAVE Common Stock, among various other outstanding warrants exercisable for millions of additional shares.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 24, 86, 87, 156 and 157 of Amendment No. 1.

Comment:

4.
We note that the exercise of 80% or more of the SANUWAVE Warrants (measured by number of shares of SANUWAVE Common Stock into which such SANUWAVE Warrants may be exercised) and conversion of 80% or more of the SANUWAVE Convertible Notes are conditions to the closing of the merger. Please note whether you have entered into any agreement or had discussions with any warrant and note holders regarding the exercise of their warrants and conversion of their notes in connection with the Business Combination. If so, please describe such agreements or discussions. To the extent material, please include specific risk factor disclosure about these closing conditions and the risk that warrant holders may choose not to exercise their warrants and convertible note holders may choose note to convert their notes (we note that a covenant in the Merger Agreement is for SANUWAVE to use its commercially reasonable efforts to negotiate with the holders to cause the SANUWAVE Warrants and SANUWAVE Convertible Notes to be amended, exercised, converted or exchanged). Please explain if you expect SANUWAVE would receive additional proceeds from the exercise of 80% of your outstanding warrants and, to the extent possible, please quantify or estimate such additional funding. Finally, please identify the holder or holders of the PIPE Warrants.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99, 100, 229, and 234 of Amendment No. 1 to disclose the percentage of holders of SANUWAVE Warrants and SANUWAVE Convertible Note that have agreed to exchange such securities and the terms of such exchanges and to provide additional information regarding the holders of the PIPE Warrants.

Comment:

5.
Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders, not just the ownership percentage, by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note your disclosure on page 223: “If SANUWAVE lists its shares of SANUWAVE Common Stock on The Nasdaq Capital Market, then, upon the approval of the board of directors, all principal and accrued and unpaid interest under the PIPE Notes shall automatically convert into SANUWAVE Common Stock at the then effective conversion price.” Please clarify if this table on page 10 reflects the conversion of these notes.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the chart and added footnotes on page 10 of Amendment No. 1.

Q. Will SEPA enter into any financing arrangements in connection with the Business Combination?, page 11

Comment:

6.
We note your disclosure that SEPA and SANUWAVE intend to enter into PIPE Subscription Agreements with PIPE Investors for an estimated aggregate amount of $5,184,880 for 518,488 shares of Class A Common Stock at a price of $10.00 per share in a private placement in SEPA to be consummated simultaneously with the Closing. Please note whether you have entered into subscription agreements or have otherwise received commitments for the PIPE Investment. If you do not expect to enter into binding subscription agreements for the full $5,184,880 prior to the date the proxy statement/prospectus is mailed to stockholders, please state this clearly and include risk factor disclosure noting that you may be unable to raise the funds necessary to satisfy the Minimum Cash Condition.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 to specify that, as of the date of the proxy statement/prospectus, SEPA and SANUWAVE have not entered into any subscription agreements or have otherwise received commitments for the PIPE.  Likewise, we have revised a risk factor on page 43 to clarify that if we are unsuccessful in raising $5,184,880 in connection with the PIPE, then the Minimum Cash Condition may not be satisfied and SANUWAVE may terminate the Merger Agreement.

Q. May the Sponsor, SEPA’s directors, officers, or their affiliates purchase shares in connection with the Business Combination?, page 16

Comment:

7.
We note your disclosure indicating that the Sponsor and SEPA’s directors, officers, or their affiliates may engage in public market purchases, as well as private purchases, of your securities. Please provide your analysis on how such purchases will comply with Rule 14e-5. In this regard, we note your statement that “such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account.” To the extent you intend to rely on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the disclosures relating to the potential public market purchases and private purchases by the Sponsor, SEPA’s directors, officers or their respective affiliates. The Company acknowledges that no such purchases will be made.

Summary of the Proxy Statement/Prospectus, page 21

Comment:

8.
We note that the audit opinions for SEPA and SANUWAVE include paragraphs related to substantial doubt about the ability of SEPA and SANUWAVE, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the summary section.

Response:

The Company respectfully acknowledges the Staff’s comment and has added this disclosure on pages 34 of Amendment No. 1.

Comment:

9.	Please revise to provide the information required by Item 4 of Form S-4. Be sure to include disclosure concerning the no solicitation and termination fees in the Merger Agreement.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 through 33 of Amendment No. 1 to address this comment, specifically adding a section entitled “Merger Agreement” on pages 23 and 24.

Summary of the Proxy Statement/Prospectus Parties to the Business Combination SANUWAVE, page 22

Comment:

10.
We note that your summary section only appears to discuss the positive aspects of SANUWAVE’s business. The prospectus summary should provide a brief, but balanced, description of the key aspects of SANUWAVE’s business as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the SANUWAVE’s experience, strategy, and prospects. In particular, please revise the summary to note, as stated elsewhere in the proxy statement/prospectus, that SANUWAVE has experienced negative operating cash flows since its inception and that the continuation of SANUWAVE’s business is dependent upon raising additional capital to fund operations.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 22 of Amendment No. 1 to also discuss negative aspects of SANUWAVE’s experience, strategy, and prospects.

Comment:

11.
We note your statement here that “SANUWAVE’s two primary systems are UltraMIST ® and PACE ®. UltraMIST and PACE are the only two Food and Drug Administration (“FDA”) approved directed energy systems for wound healing” and your statement on page 66 that “in 2019, Tissue Regeneration Technologies, LLC (DBAS SoftWave) obtained clearance from the U.S. Food and Drug Administration (“FDA”) for treatment of diabetic foot ulcers using non-focused shockwaves, as a 510(k) submission based on SANUWAVE’s PACE system de novo clearance.” Please clarify if Tissue Regeneration Technologies product is also an approved directed energy systems for wound healing. Revise to define “directed energy systems for wound healing” and state whether this is a term of art, industry term or something else.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 115 and 182 of Amendment No. 1 to remove the references to “approved directed energy systems for wound healing.”

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

12.
We note your statement on page 22 that “UltraMIST and PACE are the only two Food and Drug Administration (“FDA”) approved directed energy systems for wound healing” and “[t]he UltraMIST system treatment must be administered by a healthcare professional. This proprietary technology has been cleared by the FDA for the promotion of wound healing through wound cleansing and maintenance debridement combined with ultrasound energy deposited inside the wound that stimulated tissue regeneration.” Please revise to clarify whether these products are approved or cleared by the FDA and list all jurisdictions in which you have regulatory approval or clearance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 115 and 182 of Amendment No. 1 to clarify that SANUWAVE’s UltraMIST and PACE products have been cleared by the FDA and to disclose other jurisdictions in which SANUWAVE’s products have received regulatory approval or clearance.

Risk Factors

Risks Related to SEPA

SEPA may be deemed a “foreign person” under the regulations relating to CFIUS..., page 57

Comment:

13.
We note your disclosure that “SEPA does not believe that either SEPA or its Sponsor constitutes a “foreign person” under CFIUS rules and regulations.” With a view toward disclosure, please tell us whether SANUWAVE or anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60 of Amendment No. 1 to clarify that SANUWAVE does not believe that it is a “foreign person,” and the parties to the transaction do not believe anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

SANUWAVE’s recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 63

Comment:

14.
We note your disclosure on page 63: “The operating losses and the events of default on SANUWAVE’s notes payable indicate substantial doubt about SANUWAVE’s ability to continue as a going concern for a period of at least twelve months from the filing of SANUWAVE’s Quarterly Report on Form 10-Q for the three months ended June 30, 2023.” Please revise to expand the risks involved with SANUWAVE’s default under certain debt instruments.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 1 to provide additional information regarding SANUWAVE’s default under its outstanding debt instruments.

If SANUWAVE is unable to successfully raise additional capital, its viability may be threatened; however, if SANUWAVE does raise..., page 65

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

15.
We note that SANUWAVE is currently prohibited from incurring or guaranteeing most kinds of debt issued by public or private investors. We also note your disclosure on page 63 that “[t]he continuation of SANUWAVE’s business is dependent upon raising additional capital to fund operations.” Please revise to reconcile or further explain these disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 1.

Risk Factors

Risks Related to SANUWAVE

SANUWAVE has entered into an agreement with companies owned by a current board member and stockholder..., page 67

Comment:

16.
We note your disclosure that “in the event of a change of control of SANUWAVE (as defined in the agreement), the stockholders of PSWC have the right and option to cause SANUWAVE to purchase all of the stock of PSWC, and whereby SANUWAVE has the right and option to purchase all issued and outstanding shares of PSWC.” Please note if the current Business Combination with SEPA would constitute a change of control of SANUWAVE under the applicable agreement. Please also revise to describe this agreement and its material terms in the Information about SANUWAVE section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 to remove this risk factor, as SANUWAVE and PSWC have amended the Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and Servicing and Repairs to remove the right and option of stockholders of PSWC to cause SANUWAVE to purchase all of the stock of PSWC.

SANUWAVE generates a portion of its revenue internationally and is subject to various risks relating to its international activities..., page 68

Comment:

17.
We note your statement that “[a] portion of SANUWAVE’s revenue comes from international sources, and SANUWAVE anticipates that it will continue to expand its overseas operations.” Please revise to state the amount of revenue that comes from international sources. We also note that presently there is no substantive regulatory discussion of international regulation in the discussion on page 180.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of Amendment No. 1 to state the approximate percentage of revenue that comes from international sources and to clarify that SANUWAVE has no current plans to materially expand its international operations.

Proposal 2: The Business Combination Proposal Background of the Business Combination, page 105

Comment:

18.
We note your disclosure that “management initially focused SEPA’s search on targets operating in ecommerce with an emphasis on portfolio companies of private equity and venture capital funds and corporate “spin-offs” and then opened its target industry search criteria in December 2022” and that your IPO prospectus disclosed an intent to focus on the ecommerce sector. Please explain why the target industry search criteria was opened in December 2022. To the extent applicable, please describe any new search criteria used after December 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 to explain that SEPA broadened its search criteria in December 2022 beyond ecommerce to be industry agnostic.

Comment:

19.
We note your statement that “[o]n June 6, 2023, SANUWAVE’s board of directors reviewed and discussed the six bids received.” Please clarify if the six bids received were all from third parties or if SEPA had also submitted a bid. If SEPA submitted a bid, please expand your disclosure to describe the bid submitted.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of Amendment No. 1 to clarify that SEPA submitted one of the six bids received by SANUWAVE and to provide additional information about SEPA’s bid, which was an LOI. The Company has also included the material terms negotiated in the LOI.

Comment:

20.
We note your disclosure that “[s]ubsequent to June 12, 2023, but prior to the signing of the Merger Agreement, SANUWAVE terminated Cohen’s engagement as financial advisor.” Please expand on this disclosure to note why SANUWAVE terminated Cohen’s engagement as financial advisor.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 112 of Amendment No. 1 to provide additional information regarding the termination of Cohen as SANUWAVE’s financial advisor.

Comment:

21.
We note your disclosure that on June 21, 2023, “the SANUWAVE board determined that it was in the best interests of SANUWAVE and its SANUWAVE Stockholders to enter into the letter of intent with SEPA and negotiate exclusively with SEPA on terms of a definitive agreement with respect to a business combination with SEPA.” Please expand on this disclosure to explain what consideration the board gave to the other six bids received and why it determined to move forward exclusively with SEPA.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of Amendment No. 1 to provide the additional information requested.

Comment:

22.
We note your statement that “on June 22, 2023, the parties signed a non-binding LOI at a pre-money $125 million enterprise valuation.” Please revise to disclose the terms of the LOI and how the parties arrived at this valuation, including the methodology employed in reaching the valuation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110 and 111 to include the material terms of the LOI, including how the parties arrived at the $125 million enterprise valuation and the methodology employed in reaching that valuation. The disclosure now also includes the material terms negotiated prior to signing the LOI.

Comment:

23.
When discussing the terms of the drafts of the Merger Agreement exchanged during the approximate seven week period during July and August 2023, please briefly describe the material terms reflected in such drafts and which party proposed which terms, including valuations or aggregate Merger Consideration.

Response:

The Company respectfully acknowledges the Staff’s comment and has included specific disclosure on pages 112 and 113 of Amendment No. 1 regarding the sequence and material terms of the negotiation of the Merger Agreement.

Comment:

24.	Please revise to disclose the following:

•	any discussions with SANUWAVE about the potential loss of clients in the near future or other events that may materially affect SANUWAVE’S prospects for future performance of the business;
•
any discussions about the negotiation and marketing processes for the PIPE. For example, discuss who selected the potential PIPE investors, what relationships the PIPE investors have to SEPA, if any, the Sponsor, SANUWAVE and its affiliates, including whether the Sponsor, or any directors or officers of SEPA or SANUWAVE are slated to be PIPE Investors, and how the terms of the PIPE transactions were determined;

U.S. Securities and Exchange Commission

November 3, 2023
•	whether there were any valuations or other material information about SEPA, SANUWAVE, or the Business Combination provided to potential PIPE investors that have not been disclosed publicly;
•
if the Sponsor and management and affiliates have a track record with SPACs. If so, and if the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•
any discussions about continuing employment or involvement for any persons affiliated with SEPA before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors. We note, for example, that SEPA will designate a director to the Combined Company’s board; and

•	the negotiation of the arrangements whereby shareholders agree to waive their redemption rights.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosures on pages 107-114 to respond to the bullet points set forth above.  To the extent a bullet point is not applicable, the Company has so stated in the disclosure.

Opinion of ValueScope, Inc. as Fairness Opinion Provider, page 112

Comment:

25.
We note your statement that ValueScope’s reports and opinions have been reviewed by the SEC, Internal Revenue Service, and United States Department of Justice. Please remove such statement as it implies approval of such reports and opinions by the named agencies, which is not the case.

Response:

The Company respectfully acknowledges the Staff’s comment and has deleted this statement on page 118 of Amendment No. 1.

Comment:

26.	Please revise to state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116 and 117 of Amendment No. 1 to state that the fairness opinion addresses fairness to all shareholders of SEPA.

Overview of Key Assumptions and Inputs, page 114

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

27.
We note your statement on page 114: “ValueScope examined SANUWAVE’s prospective operating plans and forecasts included within SANUWAVE’s draft July 2023 investor presentation and determined that the key operating forecasts were reasonable based on a review of SANUWAVE’s historical performance, an analysis of the industry, and a discussion with SANUWAVE’s management.” Please revise to disclose these operating forecasts.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the key operating forecasts examined by ValueScope on pages 118 and 119 of Amendment No. 1.

Comment:

28.
Please provide more information concerning the 35 comparable M&A transactions analyzed, including the parties to the transactions and relevant metrics. Note whether any transactions involved materially different circumstances than present here, such as targets that reported materially different revenue than SANUWAVE in recent years. State whether any transactions meeting ValueScope’s criteria were excluded. Additionally, it appears ValueScope may have considered companies other than those listed in bullet points on pages 114-115. For all comparisons to other companies please revise to name the companies considered and whether any companies meeting the criteria were excluded. We also note your statement that “[t]he applicable EV/Sales multiple was determined to be 5.0x based on observed pricing of the comparable public companies and transactions in the advanced wound care and medical device industries.” Please revise to describe the pricing of the comparable public companies and transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119-121 of Amendment No. 1 to specify the names of the 33 comparable public companies and 35 comparable transactions in the advanced wound care and medical devices industries.  With respect to the 35 comparable transactions, the Company included the date of the transactions, parties to the transactions, target industry, target revenue, target EBITDA, target EBITDA margin, enterprise value, transaction size, and transaction multiples.  The Company further included disclosure explaining how ValueScope calculated the EV/Sales multiple.

Comment:

29.
Please revise to describe how you calculated the WACC, the WACC used and the median beta of the selected companies shown. Additionally, revise to provide the equity return assumptions and debt assumptions mentioned.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of Amendment No. 1 to describe how ValueScope calculated the WACC, the WAC used, and the median beta of the selected companies.  The Company further disclosed the equity and debt assumptions utilized by ValueScope to calculate the WACC.

Material U.S. Federal Income Tax Consequences, page 116

Comment:

30.
We note your statement that “[t]he following discussion summarizes certain material U.S. federal income tax considerations.” Please revise your disclosure throughout the proxy statement/prospectus to clarify that you are addressing the material U.S. federal income tax considerations as opposed to “certain” material U.S. federal income tax considerations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 where applicable to remove the word “certain.”

Comment:

31.
We note your statement that “[t]he parties to the Merger Agreement intend that, for U.S. federal income tax purposes, the Business Combination be treated as a “reorganization” within the meaning of Section 368(a) of the Code.” However, it does not appear that your disclosure expresses a conclusion as to whether or not the Business Combination will qualify as a reorganization. Please revise your disclosure to express a conclusion for each material federal tax consequence of the transaction. In this regard, a description of the law or a statement regarding the intended tax consequence is not sufficient.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 128 and 129 of Amendment No. 1 to express a definitive conclusion.

Comment:

32.
We note your statement on page 123 that “[t]he U.S. federal income tax discussion set forth herein is included for general information only” and on page 17 that “SANUWAVE Stockholders are urged to consult with, and rely solely upon, their own tax advisors as to the specific tax consequences of the Business Combination, including the effects of U.S. federal, state or local, or non-U.S. tax laws.” Investors are entitled to rely on the opinions expressed in the proxy statement/prospectus. Accordingly, please remove statements that the tax discussion is for general information only and that stockholders should rely solely upon their own tax advisors.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has removed these statements on pages 17 and 130 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information The Merger and Related Transactions, page 151

Comment:

33.
Please expand your disclosures regarding the merger consideration to SANUWAVE security holders to include a description of the shares to be issued to settle SANUWAVE convertible notes in addition to SANUWAVE’s options and warrants.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes on page 158 of Amendment No. 1 to expand the disclosures regarding the merger consideration to SANUWAVE Security Holders and to include a description of the shares to be issued to settle SANUWAVE Convertible Notes in addition to SANUWAVE Options and SANUWAVE Warrants.

Comment:

34.
Regarding the table presented on page 151, please separately present the pro forma shares to be outstanding following the Merger as if the transactions were completed as of June 30, 2023, separately from shares underlying dilutive securities that will not be exercised or converted into shares of common stock in connection with the Merger by type of security and holder.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes to the disclosures on page 158 to describe shares underlying dilutive securities that will not be exercised or converted into shares of Class A Common Stock in connection with the Merger by type of security and holder and will remain on the unaudited pro forma condensed combined balance sheet at Closing.

Adjustments related to the Asset-Backed Secured Promissory Note, page 157

Comment:

35.
For adjustment A, please provide a more comprehensive explanation for your accounting for this promissory note and all of its material terms, including the conversion of the bridge notes advance and the initial accounting for the related Side Letter to allow an investor to better understand the corresponding adjustments. Your disclosures should explain why you are amortizing the 33.33% original issue discount at issuance. Also, your disclosures appear to indicate that the warrant liability associated with the Side Letter is $0.4 million. However, there is an adjustment to recognize a warrant liability of $3 million. Please address this inconsistency. Refer to Article 11-02(a)(8) of Regulation S-X.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has made changes on pages 165 and 166 of Amendment No. 1 to provide a more comprehensive explanation for the accounting for the Asset-Backed Secured Promissory Notes and their terms, including the conversion of the bridge notes advance and the initial accounting for and conversion immediately prior to the closing of the related Side Letter. The Company respectfully informs the Staff that the revised disclosure on pages 161 and 165 of Amendment No. 1 corrects the previous disclosure of the amortization of the original issue discount at issuance. The amortization is now assumed in the Transaction Accounting Adjustments for the notes, under the no additional redemptions scenario. The Company respectfully informs the Staff that it has revised the disclosures on page 165 to clarify the Asset-Backed Secured Promissory Notes as revised have an associated conversion asset of $0.68 million instead of the separate warrant liability previously disclosed as associated with the Side Letter.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Asset-Backed Secured Promissory Notes, page 157

Comment:

36.
We note that the Side Letter SANUWAVE entered into with the purchasers of the Asset-Backed Secured Promissory Notes is triggered by a Fundamental Transaction, which includes a de-SPAC merger. As such, please include any appropriate adjustments for the accounting of the Side Letter, or tell us why the Side Letter is not required to be included as a pro forma adjustment with the merger transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has included adjustments and disclosures to reflect the accounting for the Side Letter on pages 160, 163, 165, and 166 of Amendment No. 1.

Transaction Accounting Adjustments, page 157

Comment:

37.
For adjustment C, we note that you are reflecting the purchase of all 518,488 shares of Class A Common Stock at $10 per share under both the no additional redemption and max redemption scenarios. However, your disclosures state, “SEPA may raise more or less than such amount in the PIPE Investment depending on the number of redemptions, market conditions, and other factors.” As such, if the PIPE Investors are not required to purchase all of the 518,488 shares of Class A Common Stock immediately prior to the Closing, please address why you are reflecting the purchase of all of the shares under the PIPE Investment for the no additional redemptions scenario. Also address the impact to the terms of the Voting and Non-Redemption Agreements discussed at the end of adjustment J. Refer to Article 11-02(a)(10) of Regulation S-X for guidance.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 158, 159, 160, 166 and 167 of Amendment No. 1 to reflect and revise the Company’s assumption that under the “Assuming No Additional Redemptions” scenario, no investment in the PIPE is required to satisfy the Minimum Cash Condition at Closing. The Company respectfully informs the Staff that, upon this revision, the Company determined there is no impact to the terms of the Voting and Non-Redemption Agreements discussed in Adjustment J.

Comment:

38.
For adjustment E, we note your disclosure that the SANUWAVE derivative warrant liabilities, convertible promissory notes, and accrued interest converts into 7,793,000 shares of Class A Common Stock. However, your disclosure on page 149 states that 7,793,000 shares of Class A Common Stock will be issued to all SANUWAVE Security Holders, which includes SANUWAVE’s common stockholders, in-the-money optionholders, and in-the-money warrantholders. In this regard, we further note that $16.2 million in principal and $2.4 million in accrued interest of August 2022 Convertible Promissory Notes were converted into 464,440,813 shares of SANUWAVE’s shares of common stock in August 2023. Please revise your disclosures to address this inconsistency.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 166-167 of Amendment No. 1 to address the conversion of the SANUWAVE derivative warrant liabilities, and convertible promissory notes and accrued interest into their respective converted share amounts.  The Company respectfully informs the Staff that the revised disclosure also includes the effect of the August 2023 conversion disclosed by SANUWAVE. The Company respectfully informs the Staff that the Company believes these revisions in Amendment No. 1 as described address the inconsistency identified by the Staff.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Transaction Accounting Adjustments, page 159

Comment:

39.
For adjustment EE, please provide an explanation about how you determined the adjustment amount for fiscal year 2022. In this regard, we note that SEPA recognized a $6.6 million gain for its warrant liabilities and SANUWAVE recognized a $9.9 million gain for its warrant liabilities and a $6.5 million gain for its convertible notes derivative warrant liabilities for fiscal year 2022, or a total of $23 million gains, compared to an adjustment of $7.4 million to eliminate the gains. In comparison, we noted that you eliminated all of SEPA’s warrant liabilities and the vast majority of SANUWAVE’s warrant liability related to the convertible promissory notes. In comparison, you reversed the majority of the change in fair value recognized during the 6-months ended June 30, 2023. Please also address this comment for adjustment FF. Refer to Article 11-02(a)(8) of Regulation S-X.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 168 of Amendment No. 1 to explain how the EE and FF adjustment amounts for December 31, 2022 were determined in accordance with 11-02(a)(8) of Regulation S-X.

Note 4. Net Loss per Share, page 159

Comment:

40.
Please tell us why you have not also included SANUWAVE’s convertible debt securities that are not converted into Class A common stock as part of the merger transaction and SANUWAVE’s warrants, both in-the-money and out-of-the-money. Also clarify whether the SANUWAVE options disclosed as excluded securities include in-the-money and/or out-of-the-money options.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes on page 168 of Amendment No. 1 to revise and reflect the corrected amount of SANUWAVE Convertible Notes, SANUWAVE Warrants, and SANUWAVE Options that are not converted into Class A Common Stock as part of the Merger and that will remain on the unaudited pro forma condensed combined balance sheet at Closing. The Company respectfully informs the Staff that the SANUWAVE Options include out-of-the-money SANUWAVE Options that are not converting at Closing and will remain outstanding on the unaudited pro forma condensed combined balance sheet.

Information About SANUWAVE Company Overview, page 174

Comment:

41.
We note your statement that “[i]n addition to healthcare uses, our high-energy, acoustic pressure shock waves, due to their powerful pressure gradients and localized cavitational effects, may have applications in secondary and tertiary oil exploitation, for cleaning industrial waters and food liquids, unclogging pipes and filtration systems, and finally for maintenance of industrial installations and underwater structures by disrupting biofilms formation and eliminating fouling.” Please expand on this disclosure to note whether to date you have generated any revenue from these applications, or engaged in any licensing and/or partnership opportunities for these applications.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed this statement on page 183 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

42.
We note your statement that “SANUWAVE experienced a disruption of our supply channels during the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021” and your statement on page 67 that some of SANUWAVE’s suppliers have been and will continue to be affected by supply chain problems resulting from the pandemic. Please expand on this statement to explain how the supply-channel disruption impacted SANUWAVE’s business, the primary cause or reason for the disruption, and if you expect such disruptions will continue to impact your business going forward.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided additional detail regarding the supply-channel disruptions SANUWAVE has experienced and expects to continue to experience on page 183 of Amendment No. 1.

Our Products and Technologies

PACE Technology for Regenerative Medicine, page 174

Comment:

43.
We note your disclosure that “[w]e believe that our pre-clinical and clinical studies suggest that our PACE technology will be effective in targeted applications. We anticipate that future clinical studies should lead to regulatory approval of our regenerative product candidates in the Americas, Middle East and Africa.” Please expand on this disclosure to fully describe the clinical studies you have conducted to date. Additionally, please describe the planned future clinical studies including their current status and expected timing. Finally, please briefly explain what clinical data you expect would be necessary to receive regulatory approval of your regenerative product candidates in the Americas, Middle East and Africa. Revise to also clarify that such approvals may never be obtained.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed references to additional regulatory approvals outside the U.S. and provided information regarding clinical trials that have been completed and that may be initiated in the future on page 183 of Amendment No. 1.

Developing Product Opportunities - Orthopedic, page 175

Comment:

44.
We refer to your statement that “[w]e plan to submit to the FDA a 510(k) seeking clearance for general indications to address this growing field.” Please expand on your disclosure to note when you expect to make this 510(k) submission.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed this statement on page 184 of Amendment No. 1.

Intellectual Property Patents, page 176

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

45.
Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each of your products, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 186-188 of Amendment No. 1.

Comment:

46.
We note your disclosure regarding a license agreement with HealthTronics, Inc. Please expand your disclosure to explain the relationship between the Company and HealthTronics and to describe the material terms of this agreement and any other material license agreement, such as the license agreement with Celularity mentioned on page 183 (“In May 2021, SANUWAVE received notification alleging that it is not in compliance with the license agreement with Celularity Inc…..”). Additionally, please file these license agreements as exhibits to the Registration Statement or explain why you are not required to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 188 of Amendment No. 1. Because SANUWAVE has discontinued the sale of products covered by the license agreement with Celularity referenced in the Staff’s comment, SANUWAVE does not currently consider that agreement to be material.

Manufacturing and Suppliers, page 176

Comment:

47.	We note your disclosure regarding certain manufacturing supply agreements. Please file these agreements as exhibits to the Registration Statement or explain why you are not required to do so.

Response:

The Company respectfully advises the Staff that SANUWAVE believes that the contracts it enters into with third-party manufacturers and suppliers for certain components of its products are in the ordinary course of its business as a medical device company, and SANUWAVE does not believe that it is substantially dependent on any of the agreements it has with its various third-party manufacturers and suppliers.

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. To the contrary, SANUWAVE maintains and continuously develops new relationships with an active network of third-party manufacturers and suppliers, in addition to its current manufacturers and suppliers. Therefore, SANUWAVE believes that alternative manufacturers and suppliers offering similar components are available on an as-needed basis and could be engaged in a reasonable period of time.

U.S. Securities and Exchange Commission

November 3, 2023
SANUWAVE also notes that there are no exclusivity requirements under its manufacturing supply agreements, and SANUWAVE may discontinue purchases under such agreements at any time.

For the foregoing reasons, the Company does not believe that SANUWAVE’s business is substantially dependent on its arrangements with any third-party manufacturer or supplier or any one agreement with its third-party manufacturers or suppliers and, therefore, the Company does not believe it is required to file any manufacturing supply agreements under Item 601(b)(10) of Regulation S-K.

Third Party Reimbursement, page 181

Comment:

48.	Please revise to clearly state the reimbursement status of your marketed products.

Response:

The Company respectfully acknowledges the Staff’s comment and has further described the reimbursement status of SANUWAVE’s marketed products on page 193 of Amendment No. 1.

Non-GAAP Financial Measures, page 183

Comment:

49.	Please clarify the basis for your 2023 “Release of historical accrued expenses” adjustment. The impact on Adjusted EBITDA is substantial.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 196 of Amendment No. 1 to clarify what is included within “historical accrued expenses.”

During the quarter ended June 30, 2023, SANUWAVE reported a non-cash reversal of $1.25 million in accrued compensation expenses, primarily as a result of restructuring activities. SANUWAVE believes that excluding significant non-cash charges from Adjusted EBITDA improves the period-to-period comparability of this non-GAAP financial measure, thereby allowing investors to better understand its historical financial performance.

Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SANUWAVE, page 184

Comment:

50.
Please expand your disclosures to clearly communicate the extent to which your 2022 and 2023 revenue variances were impacted by changes in prices and by changes in sales volume. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 197 of Amendment No. 1 accordingly.

Beneficial Ownership of Securities, page 205

Comment:

51.
We note both redemption scenarios assume that no SANUWAVE Warrants or SANUWAVE Convertible Notes are assumed by SEPA at the Closing. If true, please also state that this presentation assumes the exercise of all outstanding warrants prior to the closing. Additionally, please confirm that if all warrant holders were to exercise their outstanding warrants that you do not anticipate any warrant holder becoming a holder of more than 5% of the Combined Company. In this regard, we note that SANUWAVE Securityholders are expected to hold approximately 66% of the Combined Company and your disclosure that your PIPE Warrants are currently exercisable to purchase an aggregate of 1,070,166,082 shares of SANUWAVE Common Stock.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 217 of Amendment No. 1 to include a statement that the presentation assumes the exercise of all outstanding SANUWAVE Warrants prior to the Closing. As of the date of this letter, it is confirmed that, if all the holders of SANUWAVE Warrants were to exercise their outstanding SANUWAVE Warrants, the Company does not anticipate that any holder of SANUWAVE Warrants would become a holder of more than 5% of the Combined Company.

Comparison of Stockholders’ Rights, page 226

Comment:

52.
Your description of the exclusive forum provision in the Combined Company’s charter on page 234 does not mention its applicability to Securities Act or Exchange Act claims, whereas on page 223 it says the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please revise to reconcile.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 246 and 247 of Amendment No. 1 to reconcile these statements.

SEP Acquisition Corp.

Note 2. Summary of Significant Accounting Policies Net Income (Loss) Per Common Share, page F-36

U.S. Securities and Exchange Commission

November 3, 2023
Comment:

53.
We note that in calculating basic and diluted per share for the Class A common stock, you have reduced the net income allocated to the Class A common stock by the full amount of the gain on waiver of deferred underwriting commissions by underwriter recognized against accumulated deficit. Please provide us with an analysis of the relevant guidance and your specific facts and circumstances that supports your calculation.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company recorded the derecognition accounting for the waiver of the underwriter fees received on June 30, 2023 in a manner consistent with the original allocation of the deferred underwriting fee payable. The Company respectfully informs the Staff that at the time of the initial public offering, the deferred underwriting fee payable was allocated to the Class A Common Stock based on the allocation of the proceeds to the instruments under the with-and-without method, where the Class A Common Stock were classified for as temporary equity. Offering costs allocated to the Class A Common Stock resulted in an incremental charge to accumulated deficit at the time of the initial public offering, and the fee previously recorded reduced income available to Class A Common Stockholders. The Company respectfully informs the Staff of the relevant guidance considered, from the following KPMG Handbook, Debt and equity financing (August 2023), Question 11.7.10  for temporary-equity classified instruments:

“Temporary-equity classified instruments. When SPAC initially recorded the deferred underwriter fee liability, it recorded a corresponding amount in temporary equity - I.e., in the carrying amount of the temporary-equity classified instruments. SPAC subsequently remeasured the temporary-equity classified instruments to their maximum redemption amount, and as a result the amount initially recorded against APIC was reclassified against retained earnings with a related reduction in income available to common shareholders in calculating EPS. SPAC should reverse the deferred underwriter fee liability and the corresponding amount in retained earnings, with a related increase in income available to common shareholders in calculating EPS.”

U.S. Securities and Exchange Commission

November 3, 2023
Item 21. Exhibits and Financial Statement Schedules, page II-2

Comment:

54.
It does not appear that you have filed as exhibits any of the material contracts of SANUWAVE that were included in its Registration Statement on Form S-1 that was declared effective on September 29, 2023. To the extent you expect such contracts will constitute material agreements following the Business Combination, please file such agreements as exhibits to the Registration Statement or explain why you are not required to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-4-II-8 of Amendment No. 1 to include the requested exhibits.

Comment:

55.	Please file as exhibits the Transition and Separation Agreement with Mr. Richardson and the Employment Agreement with Mr. Frank.

U.S. Securities and Exchange Commission

November 3, 2023
Response:

The Company respectfully acknowledges the Staff’s comment and has filed the requested exhibits.

The Company respectfully believes that the modifications contained in Amendment No. 1 to the Form S-4 to address comments #1-55 are responsive to the Staff’s comments. The Company acknowledges that :

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon